

Mail Stop 3720

March 5, 2007

Mr. Broady R. Hodder
Vice President and General Counsel
Clearwire Corporation
5808 Lake Washington Boulevard NE, Suite 300
Kirkland, Washington 98033

> **Re:** **Clearwire Corporation**
> **Supplemental correspondence dated February 26, 2007 to the Registration**
> **Statement on Form S-1**
> **File No. 333-139468**

Dear Mr. Hodder:

We have reviewed the above correspondence and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business, page 57

Markets Served and Deployment, page 65

1.   You state in your correspondence dated February 26 that due to a number of variables that must be considered in determining which markets to enter, you are often unable to forecast your launch plans with respect to any specific market with certainty. However, in light of your growth projections and management's expectation of launching into additional markets in the U.S. and Europe during 2007 and 2008, it seems clear that you have targeted specific markets for expansion during the next two years. Therefore, we reissue our prior comment with the understanding that the identification of your potential new markets may be

accompanied by the appropriate cautionary language outlining the possible risks that could derail your expansion plans.

Note 3 Strategic Transactions, page F-16

2.   We are still considering your response to comment number two in our letter dated February 22.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett, at 202-551-3389, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Joshua N. Korff
        Kirkland & Ellis, LLP
        Fax: (212) 446-4900